SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

                        (Commission File No. 001-14499)

EMBRATEL PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name in English)

Rua Regente Feijo, n(degree) 166 - 16(degree) andar, Sala 1687B 20.060-060 Rio de Janeiro - RJ, Brazil (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

Yes           No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EMBRATEL PARTICIPACOES S.A.

Date:   February 28, 2003

By

Name:   Daniel Eldon Crawford
Title:  President

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News Release

EMBRATEL SIGNS FINANCING PROGRAM

Rio de  Janeiro,  Brazil -  February  27,  2003 -  Embratel  Participacoes  S.A.
(Embratel  Participacoes or the "Company") (NYSE: EMT; BOVESPA:  EBTP3,  EBTP4),
the Company that holds 98.8 percent of Empresa  Brasileira  de  Telecomunicacoes
S.A. ("Embratel"),  today announced that Embratel has successfully concluded the extension of current maturities of long-term debt.

Embratel signed  agreements  with Brazilian and foreign banking  institutions to roll over debt  maturing  in 2003 and the first half of 2004 for a period of two years.  "The  signing  of this  transaction  demonstrates  Embratel's  financial strength  during tight market  conditions  and  commitment to be a leader in the telecommunications market" said Jorge Rodriguez, President of Embratel.

The  extended  maturities  will ensure  Embratel  continues to invest in quality services and network to serve corporate, government and residential customers.

Under the agreement,  creditors are given the choice to convert, at the original
maturity  date,  foreign  currency   denominated  loans  into  reais.  Thus  the
proportion  of  reais  denominated  debt may  increase  in the  future  reducing
Embratel's  financial  cost exposure to currency  fluctuations.  Interest on the real  denominated  rolled over debt will be CDI + 4 percent p.a..  The US dollar and yen debt will pay interest of Libor + 4 percent p.a..  These  interest rates will only be applicable  when the debt is actually  rolled over (at the original maturity date).  Therefore,  the impact of the new interest rates on the overall cost of debt will occur over time, depending whether creditors choose to convert to reais.  Embratel has retained the ability to make early  payments from excess cash flow or new debt as market conditions improve.

Embratel is the premier communications  provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the  leading  provider  of data and  Internet  services  in the  country  and is uniquely  positioned  to be the  country's  only  true  national  local  service provider for the corporate market.  Service  offerings:  include advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate  clients.  Embratel is uniquely positioned to be the all-distance  telecommunications  network of South
America.  The Company's  network is has  countrywide  coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

                                       ###

Note: Except for the historical  information contained herein, this news release may be deemed to  include  forward-looking  statements  within  the  meaning  of
Section 27A of the  Securities  Act of 1933, as amended,  and Section 21E of the
Securities Exchange Act of 1934, as amended,  that involve risk and uncertainty, including financial, regulatory environment and trend projections.  Although the
Company believes that its expectations are based on reasonable  assumptions,  it can give no assurance  that its  expectations  will be achieved.  The  important factors that could cause actual results to differ  materially  from those in the forward-looking  statements herein include,  without  limitation,  the Company's degree of financial  leverage,  risks associated with debt service  requirements and interest rate fluctuations,  risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk,  dependence on  availability  of  interconnection  facilities,  regulation risks, contingent  liabilities,  collection risks, and the impact of competitive services and pricing,  as well as other risks referred in the Company's  filings with the CVM and SEC. The Company does not undertake  any  obligation to release publicly any revisions to its  forward-looking  statements to reflect  events or
circumstances   after  the  date  hereof  or  to  reflect  the   occurrence   of
unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@ embratel.com.br or invest@embratel.com.br